UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

EXHIBITS

Exhibit Number

1	Announcement dated August 12, 2020 in respect of 2020 Interim Results Announcement.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 13, 2020

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2020 INTERIM RESULTS ANNOUNCEMENT

Highlights:

•	Sustainably enhanced growth quality and profitability through active transformation and in-depth mixed-ownership reform

•	Adjustments in mobile development priority delivered initial success

•	Fixed-line business re-ignited rapid growth by empowering government and enterprise customers

•	Innovative businesses continued to grow robustly with huge value embedded

•	Successfully achieved 5G network “co-build co-share”, effectively enhancing edges and return

•	To push forward comprehensive digital transformation to firmly promote high-quality development

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2020, facing the abrupt outbreak of COVID-19, the Company proactively responded to the challenges and took precise measures to prevent and control the pandemic. Through pushing forward the comprehensive digital transformation and innovating communications service offerings, the Company turned adversity into opportunities. Meanwhile, the Company continued to deepen the execution of the strategy of focus, innovation and cooperation, building on China Unicom’s “Five New” establishment to advance the depth of mixed-ownership reform, consistently improving business development. With its significant efforts in enhancing quality and efficiency, the Company marked a solid step towards high-quality development.

OVERALL RESULTS

In the first half of 2020, the Company registered an industry-leading growth momentum with service revenue amounted to RMB138.3 billion, representing an increase of 4.0% year-on-year, outperforming the industry average of 3.2%. The further optimised cost efficiency led to strengthened profitability. Profit before income tax amounted to RMB9.7 billion while profit attributable to equity shareholders of the Company amounted to RMB7.6 billion, representing a year-on-year increase of 10.1%. EBITDA1 amounted to RMB49.5 billion.

The Company persisted in open cooperation and remained focused, successfully achieving the “co-build and co-share” of 5G network to achieve resources savings and win-win cooperation. In the first half of the year, with effective control, the capital expenditure amounted to RMB25.8 billion. Free cash flow2 remained strong, reaching RMB22.0 billion. The Company’s financial position was further strengthened and increasingly solidified.

Taking into account the Company’s profitability, debt obligations and cash flow level, capital requirements for future development, etc., the Board of Directors decided not to pay an interim dividend for the current year. The Board will submit a proposal in relation to final dividend payment based on the overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

In the first half of 2020, taking advantage of the continued improvement in the industry dynamics, the Company pushed forward the comprehensive digital transformation intensively and strengthened the differentiated and internet-oriented operation. Efforts in improving quality and enhancing efficiency of fundamental businesses started to bear fruits, while breakthroughs were achieved in innovative businesses transformation. The overall operating conditions showed a firmly positive momentum with continuous improvement in quality development.

Ongoing adjustments in mobile development priority saw initial success in value enhancement

In face of new challenges in the industry development and led by value-oriented operation, the Company had proactively adjusted the development priority of mobile business since the second half of last year. Adhered to self-discipline on rational and orderly competition, customer acquisition cost was rigorously controlled, while the subscriber quality was improved. Leveraging content, privileges and financial tools to enhance product value, the Company vigorously promoted the penetration of pan-integration services. By sub-dividing the market and leveraging Big Data analytics, the Company was able to carry out precise marketing as well as existing customers’ retention. Leveraging the centralised IT system of the entire network, it promoted the synergetic operation of online-offline omni-channels to improve marketing efficiency. The Company stepped up 5G customer acquisition in a paced and targeted manner, introducing consumption upgrade through 5G innovative applications.

Benefiting from the active and effective adjustment of the mobile business priority, the Company’s mobile business development quality gradually improved, exemplified by the sequential rebound of both mobile billing subscriber ARPU and mobile service revenue in the second quarter as well as the year over year rebound in June and July this year. In the first half of the year, the Company’s mobile service revenue recorded a decrease of 2.8% year-on-year, with the rate of decline significantly narrowed as compared with that for the full year of 2019. Mobile billing subscribers reached a total of 310 million and mobile billing subscribers ARPU increased by 0.2% year-on-year. Mobile data traffic volume grew by 23% while the monthly average DOU per handset subscriber reached approximately 9.4 GB. The selling and marketing expenses decreased significantly, especially the customer acquisition cost, which fueled the continuous improvement of the Company’s profitability.

Leveraging the unique edges to introduce an encouraging kick-off of 5G

In the first half of the year, the Company orderly promoted 5G business development. Facing the consumer market, the Company was committed to user experience and value enhancement. It promoted 5G package services in a paced and targeted manner to align with the progress of 5G network construction and handset supply. The Company built open platforms for 5G capability integration and introduced featured services such as HD/4K/8K video, AR/VR and cloud games. The Company deeply pushed forward industry cooperation and created a 5G pan-smart terminal ecosystem integrating “terminal + content + application”, empowering the consumer Internet market development. Focusing on 5G touchpoints on channels, the Company implemented the O2O integration and performed multi-dimensional, scenario-based precise marketing. Currently, 5G subscriber is growing steadily as planned. Facing the government and enterprise market, the Company focused on areas such as industrial Internet, smart city, healthcare and others, establishing a number of 5G lighthouse projects and successfully commercialising 5G applications. The Company accelerated the incubation of industry products and drove the solid development of “China Unicom 5G Application Innovation Alliance”, actively promoting the construction of the eco-system and the prosperity of the industry to foster the innovative growth in the future.

In the second half of the year, as 5G network, terminals, and applications gain maturity, the Company will further deepen open cooperation, strengthen value-oriented operation while actively employing China Unicom’s 5Gn unique edges to continuously enhance mobile business value under the lead of 5G.

Achieved rapid growth in broadband with focus on household market

In the first half of the year, the pandemic prompted a rising demand of broadband network deployment and speed upgrade. The Company adhered to rational and disciplined competition. It actively leveraged the comprehensive advantages of high speed, rich content and top-notch service to roll out the 3 “gigabit integrated products” (gigabit 5G, gigabit broadband and gigabit Wi-Fi) in the incumbent regions in Northern China and key cities in Southern China. The Company was dedicated to raising network utilisation and deeply pushed forward broadband cooperation in Southern China. While focusing on the household Internet market, the Company advanced the promotion of smart home products to drive the growth in broadband access and other businesses. To achieve precise and rapid response to the market demand, the Company focused on creating new edges such as integrated operation of marketing, maintenance and service, synergised operation of business and network.

In the first half of the year, the Company’s fixed-line broadband access revenue amounted to RMB21.9 billion, representing an increase of 5.9% year-on-year. Fixed-line broadband subscribers registered a net addition of 2.40 million, reaching a total of 85.88 million subscribers. The penetration rate of the integrated service among fixed-line broadband subscribers reached 60%, representing a year-on-year increase of 5 percentage points.

Rapid fixed-line business growth re-ignited and fueled by the acceleration and upgrade of innovative transformation

In the first half of the year, the “New Infrastructure” policy and the pandemic further boosted demand for digitisation, cyberisation and intelligent transformation of the economy and society. The Company seized the opportunity, especially by focusing on key areas such as smart city, digital government, smart healthcare and industrial Internet, to proactively create leading edges. By strengthening the proprietary capabilities and focusing on platform-based capabilities, product standardisation, research and development centralisation, and proprietary delivery capabilities, the Company accelerated the development of proprietary capabilities and promotion of proprietary products, enabling the digital transformation of government and enterprise customers. With “cloud + network + smart application” in place to push forward the integrated development of the innovative business and fundamental business, operational value was enhanced. Meanwhile, the Company deepened the system and mechanism reform of the government and enterprise business group to stimulate vitality and facilitate high-quality development.

In the first half of the year, the Company’s revenue from industry Internet business increased by 36% year-on-year to RMB22.7 billion, as a percentage of the overall service revenue increased to 16%. Among which, revenue from ICT business grew 39% year-on-year to RMB7.5 billion, while IDC and cloud computing revenue reached RMB12.1 billion with a year-on-year increase of 29%. Revenue from the Internet of Things (IoT) and Big Data services reached RMB2.2 billion and RMB0.9 billion respectively, representing a year-on-year growth of 55% and 67% respectively. Driven by the sound growth of innovative business and fixed-line broadband business, the Company’s fixed-line service revenue reached RMB60.6 billion, up by 14% year-on-year. In the future, the Company will actively leverage its resource advantages and deepen the promotion of industry cooperation, accelerating the cultivation of 5G+ vertical industry applications and the integrated innovative development and striving to achieve faster growth in the new era of digital transformation.

NETWORK CONSTRUCTION

“Co-build and co-share” of 5G network progressed successfully and effectively enhanced edges and return

In the first half of 2020, the Company maintained focused deployment while closely collaborating with China Telecom to advance “co-build co-share” of 5G network. It successfully doubled the 5G network deployment pace and capability, achieving 5G network scale, coverage, and quality as comparable with the leading operator. In the first half of the year, China Unicom and China Telecom together added approximately 150,000 5G base stations. Currently, the Company deployed a total of approximately 210,000 5G base stations in service, of which China Unicom built more than 100,000 base stations, providing contiguous coverage in more than 50 major cities. It successfully upgraded 4G base stations to 5G base stations at 2.1GHz frequency band by software in certain provinces. Meanwhile, the Company has expanded the “co-build co-share” with China Telecom in 4G and other areas, in order to further improve resource utilisation efficiency.

Fostering network quality by deploying network with craftsmanship

Centering on customer perception, the Company strived to improve network quality and its support capabilities. In terms of mobile network, the Company strengthened the “co-build co-share” initiative and 4G/5G network synergy, further improved LTE 900MHz coverage, and promoted 2G/3G network simplification by regions to lower network operating costs and facilitate spectrum refarming. For fixed-line broadband network, the Company promoted network evolution with a focus on gigabit access deployment and carried out specialised optimisation for key services such as video and gaming to enhance network competitiveness. To build a new integrated ecosystem of cloud and network, the Company accelerated the adoption of SDN, NFV, cloudification and intelligent network. It promoted the research and development of 5G dedicated network products, supporting the efficient development of the government and enterprise business. In the first half of the year, the Company saw a continuous improvement in the network quality and customer perception in the focused regions. The real-time satisfaction rate for mobile network and fixed-line broadband continued to increase and the Company continued to achieve industry-best network latency performance.

MIXED-OWNERSHIP REFORM

Deepening strategic cooperation with the strong alliance

In the first half of the year, the Company consolidated the edges of its strategic partners and continued to carry out in-depth cooperation in key areas such as 5G, cloud computing, Big Data, IoT, artificial intelligence (AI) and network security, which continuously enhanced the momentum of innovative development. Yunjing Culture and Tourism Technology Co., Ltd, a joint venture with Tencent, focusing on technology, culture and tourism, established product portfolio with various customised industry products/modules and won projects in a number of provinces nationwide. Smart Steps, integrating JD’s capability and resources, focused on “population+” and connection of “people-things-enterprises”, which has become the nation’s No. 1 service provider in demographic Big Data in planning and statistics. Yunlizhihui, a joint venture with Alibaba, focused on the Internet market of industries such as governmental affairs, ecological and environmental protection, while constantly upgrading various smart products such as Smart Rivers and Lakes, Urban Brain, etc. The Company established a 5G joint laboratory with Baidu, focusing on 5G, IoV, and AI, and explored the commercialisation of 5G edge computing in specific scenarios. The Company also established a digital insurance joint laboratory with China Life to cooperate and explore new opportunities in digital insurance.

“Deep dive” in mixed-ownership reform with system and mechanism reform to stimulate intrinsic vibrancy

Focusing on the comprehensive digital transformation, the Company promoted operational reform expansion and quality enhancement. It carried out reform in the areas of marketing, network, government and enterprise service by re-engineering a new and customer-oriented operating structure and process system. The Company strengthened the introduction of high-end talents and promoted the transformation of talent structure towards IT (Information Technology)/DT (Data Technology). The Company continued to deepen the reform of sub-division of performing units, optimised and reconstructed the production end units to stimulate the vitality of micro entities comprehensively. As the mixed-ownership reform in subordinate companies was smoothly pushed forward, the Company’s Yunnan branch, which implemented the socialised cooperative operation reform, saw significant enhancement in business development and efficiency, as well as expansion in network coverage. New steps were taken in the socialised cooperative operation reform of seven city branches in Guangxi Province. In the future, the Company will implement precise policies to promote reform, so as to further unlock the intrinsic vibrancy of the Company.

SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE

The Company is committed to integrating its own development with social responsibilities, enabling the harmonised unification of corporate interests and social goals. In the first half of the year, the Company actively deployed digital capabilities in the pandemic prevention and control as well as the flooding prevention and relief, sparing no efforts to assure secure and effective communications. Leveraging the new technologies such as Big Data, AI and 5G, the Company empowered enterprises to implement precise pandemic prevention and control and smoothly resume production. The Company supported online office and education, assisting students in the pandemic regions and poverty-stricken areas impacted by classes suspension without learning suspension. The Company cared for employees by dynamically deploying pandemic prevention and control measures, providing necessary protective materials. It promoted scientific knowledge for pandemic prevention to protect the health and safety of the staff.

The Company continued to excel its corporate governance mechanism, enhance execution, and strengthen risk management and internal control, in a bid to providing solid support for the sustainable and healthy development of the Company. So far this year, the Company has attained a number of accolades, including being awarded “Asia’ Best Corporate Governance Company” by FinanceAsia and voted “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor for the fifth consecutive year and ranked 286th in “The Forbes Global 2000”.

OUTLOOK

At present, the accelerated development of new technologies represented by 5G and AI, as well as the continuous extension of cyber and digital boundaries, have opened up unparalleled imagination for people. The huge demand for intelligent and digital transformation in various industries will bring enormous potential for corporate development. At the same time, changes in the international and domestic macro environment, industry competition and the internal replacement of old drivers with new ones have brought unprecedented new challenges to the Company. Facing a more complicated internal and external environment, the Company will stay true to our original aspiration and firmly implement the strategy of focus, innovation and cooperation, while striving to become a creator of smart living trusted by customers, so as to seize the new opportunities of digital transformation and achieve continuous enhancement of corporate value.

Looking forward to the second half of the year, the Company will continue to deepen the strategy of focus, innovation and cooperation. It will assure stable development of the fundamental businesses, strengthen the core capabilities of government and enterprise business, and enhance the momentum of innovative business, thereby ensuring the steady growth of the Company. The Company will seize the historical opportunity of the unique group-level mixed-ownership reform to introduce new efficiency, new vitality and new edges, unlocking the maximum benefits from the reform. It will capitalise on the differentiated advantages to promote transformation and enhance capabilities in business, channel, network, IT support, and resources allocation, while focusing on practical matters, solid efforts and actual effects. The Company will leverage comprehensive digitalisation to promote the modernisation of governance and strive to achieve the high-quality and healthy development of China Unicom.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support to the Company and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 12 August 2020

Note 1:	EBITDA represents profit for the period before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 2:	Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2020.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

for the six months ended 30 June 2020

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2020	2019
Revenue	5	150,397	144,954
Interconnection charges		(5,094)	(5,779)
Depreciation and amortisation		(41,312)	(41,791)
Network, operation and support expenses	6	(22,220)	(20,800)
Employee benefit expenses		(27,503)	(25,192)
Costs of telecommunications products sold		(11,603)	(12,391)
Other operating expenses		(34,525)	(31,284)
Finance costs		(859)	(1,180)
Interest income		682	645
Share of net profit of associates		732	689
Share of net profit of joint ventures		257	326
Other income — net		784	543

Profit before income tax		9,736	8,740
Income tax expenses	7	(2,138)	(1,849)

Profit for the period		7,598	6,891

Profit attributable to:
Equity shareholders of the Company		7,569	6,877

Non-controlling interests		29	14

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	8	0.25	0.22

Diluted earnings per share (RMB)	8	0.25	0.22

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2020

(All amounts in RMB millions)

	Six months ended 30 June
	2020	2019
Profit for the period	7,598	6,891

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(967)	(65)
Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling)	2	(1)

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(965)	(66)
Others	(13)	(1)

	(978)	(67)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	68	17

Other comprehensive income for the period, net of tax	(910)	(50)

Total comprehensive income for the period	6,688	6,841

Total comprehensive income attributable to:
Equity shareholders of the Company	6,659	6,827

Non-controlling interests	29	14

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

as at 30 June 2020

(All amounts in RMB millions)

	Note	30 June 2020	31 December 2019
ASSETS
Non-current assets
Property, plant and equipment		357,713	367,401
Right-of-use assets		40,695	43,073
Goodwill		2,771	2,771
Interest in associates		36,624	36,445
Interest in joint ventures		5,093	4,771
Deferred income tax assets		1,436	1,226
Contract assets		266	595
Contract costs		4,035	4,923
Financial assets measured at fair value	9	3,071	3,891
Other assets		13,519	13,808

		465,223	478,904

Current assets
Inventories and consumables		2,765	2,359
Contract assets		969	1,308
Accounts receivable	10	25,381	17,233
Prepayments and other current assets		13,760	12,456
Amounts due from ultimate holding company		10,515	7,688
Amounts due from related parties		242	240
Amounts due from domestic carriers		4,019	3,448
Financial assets measured at fair value	9	2,916	202
Short-term bank deposits, restricted deposits and other financial assets measured at amortised costs		16,585	3,716
Cash and cash equivalents		26,359	34,945

		103,511	83,595

Total assets		568,734	562,499

	Note	30 June 2020	31 December 2019
EQUITY
Equity attributable to equity shareholders of the Company
Share capital		254,056	254,056
Reserves		(19,499)	(18,803)
Retained profits
— Proposed 2019 final dividend	11	—	4,529
— Others		87,834	80,265

		322,391	320,047

Non-controlling interests		762	708

Total equity		323,153	320,755

LIABILITIES
Non-current liabilities
Long-term bank loans		2,720	2,869
Promissory notes		1,019	998
Corporate bonds		2,001	2,998
Lease liabilities		19,026	21,535
Deferred income tax liabilities		87	87
Deferred revenue		5,371	4,851
Amounts due to related parties		3,042	3,042
Other obligations		122	174

		33,388	36,554

	Note	30 June 2020	31 December 2019
Current liabilities
Short-term bank loans		1,271	5,564
Commercial papers		9,131	8,995
Current portion of long-term bank loans		433	437
Current portion of corporate bonds		1,002	—
Lease liabilities		11,750	10,790
Accounts payable and accrued liabilities	12	122,914	117,525
Bills payable		6,654	4,039
Taxes payable		2,755	1,534
Amounts due to ultimate holding company		2,271	1,779
Amounts due to related parties		11,510	7,851
Amounts due to domestic carriers		2,424	2,174
Dividend payable	11	2	920
Current portion of other obligations		2,571	2,604
Contract liabilities		37,167	40,648
Advances from customers		338	330

		212,193	205,190

Total liabilities		245,581	241,744

Total equity and liabilities		568,734	562,499

Net current liabilities		(108,682)	(121,595)

Total assets less current liabilities		356,541	357,309

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

for the six months ended 30 June 2020

(All amounts in RMB millions)

	Six months ended 30 June
	2020	2019
Cash flows from operating activities
Cash generated from operations	48,267	42,647
Income tax paid	(518)	(292)

Net cash inflow from operating activities	47,749	42,355

Cash flows from investing activities
Purchase of property, plant and equipment and right-of-use assets	(25,356)	(23,773)
Other cash flows arising from investing activities	(19,822)	(3,282)

Net cash outflow from investing activities	(45,178)	(27,055)

Cash flows from financing activities
Capital element of lease rentals paid	(5,159)	(4,614)
Dividend paid to equity shareholder of the Company	(5,447)	(4,100)
Other cash flows arising from financing activities	(566)	(9,146)

Net cash outflow from financing activities	(11,172)	(17,860)

Net decrease in cash and cash equivalents	(8,601)	(2,560)
Cash and cash equivalents, beginning of period	34,945	30,060
Effect of changes in foreign exchange rate	15	4

Cash and cash equivalents, end of period	26,359	27,504

NOTES: (All amounts in Renminbi (“RMB”) millions, except per share data)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC) as the immediately holding company and ultimate holding company, respectively.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2020 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2020 has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2019. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2019 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2020.

The financial information relating to the year ended 31 December 2019 that is included in this interim financial report of 2020 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2019 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

(a)	Going Concern Assumption

As at 30 June 2020, current liabilities of the Group exceeded current assets by approximately RMB108.7 billion (31 December 2019: approximately RMB121.6 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•

Approximately RMB404.9 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB391.4 billion was unutilised as at 30 June 2020; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2020 have been prepared on a going concern basis.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB and HKICPA have issued the following amendments to International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) and IASs/HKASs that are first effective for the current accounting period of the Group:

•	Amendments to IFRS/HKFRS 3, “Definition of a business”

•	Amendments to IFRS/HKFRS 9, IAS/HKAS 39 and IFRS/HKFRS 7, “Interest Rate Benchmark Reform”

•	Amendments to IAS/HKAS 1 and IAS/HKAS 8, “Definition of Material”

None of these amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to Value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	Six months ended 30 June
	2020	2019
Total service revenue	138,335	132,957
Sales of telecommunications products	12,062	11,997

Total	150,397	144,954

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

		Six months ended 30 June
	Note	2020	2019
Repairs and maintenance		4,744	4,627
Power and water charges		6,174	6,071
Charges for use of network, premises, equipment and facilities	(i)	4,808	4,002
Charges for use of tower assets	(ii)	5,452	5,106
Others		1,042	994

		22,220	20,800

(i)

During the six months ended 30 June 2020, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and charges relating to short-term leases, leases of low-value assets and variable lease payments which are recorded in profit or loss as incurred.

(ii)

During the six months ended 30 June 2020, charges for use of tower assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and variable lease payments which are recorded in profit or loss as incurred.

7.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2019: 16.5%) on the estimated assessable profits for the six months ended 30 June 2020. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2020 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2019: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2019: 15%).

	Six months ended 30 June
	2020	2019
Provision for income tax on estimated taxable profits for the period
— Hong Kong	40	29
— Mainland China and other countries	2,290	671
Under/(Over)-provision in respect of prior years	15	(27)

	2,345	673
Deferred taxation	(207)	1,176

Income tax expenses	2,138	1,849

8.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2020 and 2019.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2020	2019
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	7,569	6,877

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598

Basic/Diluted earnings per share (in RMB)	0.25	0.22

9.	FINANCIAL ASSETS MEASURED AT FAIR VALUE

	Note	30 June 2020	31 December 2019
Non-current portion:
Equity securities designated at fair value through other comprehensive income (“FVOCI”) (non-recycling)	(i)	2,357	3,323
Financial assets at fair value through profit and loss	(ii)	558	568
Others		156	—

		3,071	3,891

Current portion:
Financial assets at fair value through profit and loss	(ii)	2,916	202

		2,916	202

		5,987	4,093

(i)	Equity securities designated at FVOCI (non-recycling):

	30 June 2020	31 December 2019
Listed in the PRC	130	143
Listed outside the PRC	2,171	3,125
Unlisted	56	55

	2,357	3,323

(ii)	Financial assets classified as fair value through profit and loss (“FVPL”) represent certain equity investments, short-term investments in monetary funds and wealth management products.

10.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	30 June 2020	31 December 2019
Within one month	12,854	9,472
More than one month to three months	4,734	2,545
More than three months to one year	6,033	3,881
More than one year	1,760	1,335

	25,381	17,233

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

11.	DIVIDENDS

At the annual general meeting held on 25 May 2020, the shareholders of the Company approved the payment of a final dividend of RMB0.148 per ordinary share for the year ended 31 December 2019 totaling approximately RMB4,529 million (for the year ended 31 December 2018: final dividend of RMB0.134 per ordinary share, totaling approximately RMB4,100 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2020.

Among the dividend payable of approximately RMB2 million was due to Unicom BVI as at 30 June 2020.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2020 and 31 December 2019, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June 2020	31 December 2019
Less than six months	107,114	101,324
Six months to one year	9,124	9,250
More than one year	6,676	6,951

	122,914	117,525

FINANCIAL OVERVIEW

I.	OVERVIEW

In the first half of 2020, the Company continuously deepened the implementation of “Focus Strategy”, total revenue was RMB150.40 billion, up by 3.8% year-on-year. Service revenue was RMB138.33 billion in the first half of 2020, up by 4.0% year-on-year. Net profit1 was RMB7.57 billion in the first half of 2020, up by RMB0.69 billion year-on-year.

In the first half of 2020, the Company’s net cash flow from operating activities was RMB47.75 billion. Capital expenditure was RMB25.77 billion in the first half of 2020. Liabilities-to-assets ratio was 43.2% as at 30 June 2020.

II.	REVENUE

In the first half of 2020, the Company’s revenue was RMB150.40 billion, up by 3.8% year-on-year, of which, service revenue was RMB138.33 billion, up by 4.0% year-on-year due to continuous optimisation of the revenue mix.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the first half of 2020 and 2019:

	First half of 2020		First half of 2019
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	138.33	100.00%	132.96	100.00%
Include: Voice service	17.25	12.47%	20.41	15.35%
Non-voice service	121.08	87.53%	112.55	84.65%

1.	Voice service

In the first half of 2020, service revenue from the voice service was RMB17.25 billion, down by 15.5% year-on-year.

2.	Non-voice service

In the first half of 2020, service revenue from the non-voice service was RMB121.08 billion, up by 7.6% year-on-year.

III.	COSTS AND EXPENSES

In the first half of 2020, total costs and expenses were RMB140.66 billion, up by 3.3% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the first half of 2020 and 2019:

	First half of 2020		First half of 2019
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	140.66	93.53%	136.21	93.97%
Operating costs	142.25	94.59%	137.24	94.68%
Include: Interconnection charges	5.09	3.39%	5.78	3.99%
Depreciation and amortisation	41.31	27.47%	41.79	28.83%
Network, operation and support expenses	22.22	14.77%	20.80	14.35%
Employee benefit expenses	27.50	18.29%	25.19	17.38%
Costs of telecommunications products sold	11.60	7.71%	12.39	8.55%
Selling and marketing expenses	14.88	9.89%	17.46	12.04%
General, administrative and other operating expenses	19.65	13.07%	13.83	9.54%
Finance costs, net of interest income	0.18	0.12%	0.53	0.37%
Share of net profit of associates	–0.73	–0.49%	–0.69	–0.48%
Share of net profit of joint ventures	–0.26	–0.17%	–0.33	–0.23%
Other income-net	–0.78	–0.52%	–0.54	–0.37%

1.	Interconnection charges

The Company was affected by the decline in voice service, the interconnection charges were RMB5.09 billion in the first half of 2020, down by 11.9% year-on-year and, as a percentage of revenue, decreased from 3.99% in the first half of 2019 to 3.39% in the first half of 2020.

2.	Depreciation and amortisation

Depreciation and amortisation charges were RMB41.31 billion in the first half of 2020, down by 1.1% year-on-year and, as a percentage of revenue, decreased from 28.83% in the first half of 2019 to 27.47% in the first half of 2020.

3.	Network, operation and support expenses

Network, operation and support expenses were RMB22.22 billion in the first half of 2020, up by 6.8% year-on-year and, as a percentage of revenue, increased from 14.35% in the first half of 2019 to 14.77% in the first half of 2020 due to the increase in the rental expenses of telecommunications electricity cables.

4.	Employee benefit expenses

As a result of the improved operating results and increased the introduction of talent pipeline in the meantime, employee benefit expenses were RMB27.50 billion in the first half of 2020, up by 9.2% year-on-year and, as a percentage of revenue, increased from 17.38% in the first half of 2019 to 18.29% in the first half of 2020.

5.	Costs of telecommunications products sold

Costs of telecommunications products sold were RMB11.60 billion and revenue from sales of telecommunications products were RMB12.06 billion in the first half of 2020. Gross profit on sales of telecommunications products was RMB0.46 billion, improved by RMB0.85 billion year-on-year.

6.	Selling and marketing expenses

The Company promoted transformation on digitisation, strengthened O2O integrated operation and exercised stringent control over user acquisition costs. Selling and marketing expenses were RMB14.88 billion in the first half of 2020, down by 14.8% year-on-year and, as a percentage of revenue, decreased from 12.04% in the first half of 2019 to 9.89% in the first half of 2020.

7.	General, administrative and other operating expenses

General, administrative and other operating expenses were RMB19.65 billion in the first half of 2020, up by 42.1% year-on-year, mainly due to the rapid growth of ICT services leading to increased related service costs and increased investment in technical support for innovative businesses.

8.	Finance costs, net of interest income

Finance costs, net of interest income, was RMB0.18 billion in the first half of 2020, down by RMB0.36 billion year-on-year.

9.	Other income-net

Other income-net was RMB0.78 billion in the first half of 2020, up by RMB0.24 billion year-on-year.

IV.	EARNINGS

1.	Profit before income tax

In the first half of 2020, the Company benefited from continuous enhancement in growth quality and profitability, profit before income tax was RMB9.74 billion, up by 11.40% year-on-year.

2.	Income tax

In the first half of 2020, the Company’s income tax was RMB2.14 billion and the effective tax rate was 22.0%.

3.	Profit for the period

In the first half of 2020, the Company’s net profit1 was RMB7.57 billion, up by RMB0.69 billion year-on-year. Basic earnings per share was RMB0.247, up by 10.1% year-on-year.

V.	EBITDA[2]

In the first half of 2020, the Company’s EBITDA was RMB49.45 billion, down by 0.1% year-on-year. EBITDA as a percentage of service revenue was 35.7%, down by 1.5 percentage points year-on-year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In the first half of 2020, capital expenditure of the Company totalled RMB25.77 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In the first half of 2020, the Company’s net cash flow from operating activities was RMB47.75 billion. Free cash flow3 was RMB21.98 billion after the deduction of the capital expenditure.

The table below sets forth the major items of the capital expenditure in the first half of 2020:

	First half of 2020
(RMB in billions)	Total amount	As percentage
Total	25.77	100.00%
Include: Mobile network	15.76	61.14%
Broadband and data	3.85	14.95%
Infrastructure and transmission network	4.29	16.65%
Others	1.87	7.26%

VII.	BALANCE SHEET

The Company’s total assets changed from RMB562.50 billion as at 31 December 2019 to RMB568.73 billion as at 30 June 2020. Total liabilities changed from RMB241.74 billion as at 31 December 2019 to RMB245.58 billion as at 30 June 2020. The liabilities-to-assets ratio changed from 43.0% as at 31 December 2019 to 43.2% as at 30 June 2020. The debt-to-capitalisation ratio decreased from 15.2% as at 31 December 2019 to 13.7% as at 30 June 2020. The net debt-to-capitalisation ratio was 6.6% as at 30 June 2020.

Note 1:	Net profit represented profit attribute to equity shareholders of the Company.

Note 2:

EBITDA represents profit for the period before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 3:

Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2019 Annual Report.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2020, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2020.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2020 except for the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the six months ended 30 June 2020. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (“Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2020.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2020 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2020 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

By order of the Board
China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 12 August 2020

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny